82-5706

Remgro
Limited
(FORMERLY: REMBRANDT S.A. LIMITED)
CARPE DIEM OFFICE PARK, QUANTUM STREET, TECHNO PARK, STELLENBOSCH 7600 · P.O. BOX 456, CAPE TOWN, 8000
TELEPHONE: (021) 888 3300 · TELEFAX: (021) 888 3399

TO: SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATE FINANCE
WASHINGTON D.C. 20549, U S A

02049704

02 AUG 29 AM 11:03

FAX NO: 091 (202) 942 9626 or
091 (202) 942 9627

FROM: MARIZA LUBBE (MRS)
REMGRO LIMITED
SOUTH AFRICA

SUPPL

DATE: 29 AUGUST 2002

RE: REMGRO LIMITED

PROCESSED
SEP 06 2002
THOMSON
FINANCIAL

dl 9/5

Remgro
Limited
(FORMERLY REMBRANDT S.A. LIMITED)
CARPE DIEM OFFICE PARK, QUANTUM STREET, TECHNO PARK, STELLENBOSCH 7600 · P.O. BOX 456, CAPE TOWN, 8000
TELEPHONE: (021) 888 3300 · TELEFAX: (021) 888 3399

29 August 2002

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
United States of America

RE: REMGRO LIMITED (FILE NO 82-5106) – RULE 12g3-2(b)

Ladies and Gentlemen

In connection with Remgro Limited's (the "Company's") exemption pursuant to rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we wish to formally notify you of the retirement of Mr Paul Jacobus Erasmus as director of the Company on 28 August 2002.

The current members of the Board of Directors are:-

Mr Johann P Rupert	Non-Executive Chairman
Mr M H Visser	Deputy Chairman and Chief Executive Officer
Wilhelm Emil Bührmann	
Pieter Eduard Beyers	
Denis Martin Falck	
George Douglas de Jager	
Jennifer Ann Preller	
Jan Willem Dreyer	
Theodore van Wyk	
Paul Kenneth Harris	
Edwin de la Harpe Hertzog (Dr)	
Eric Molobi	
Johannes Fredericus Mouton	
Frederick Robertson	
Pieter Gysbert Steyn	

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at telephone number (2721) 888 3311 or Robert M Chilstrom of Skadden, Arps, Slate, Meagher & Flom LLP in New York at 212-735-2588 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Mr Chilstrom at Skadden, Arps, Slate, Meagher & Flom LLP at 4 Times Square, New York, NY, 10036-6522.

Very truly yours

Mariza Lubbe (Mrs)
Company Secretary

cc: Mr Robert M. Chilstrom
Ms Figen Inal
Ms Sophie Kozuch

****
*** RX REPORT ***
****

RECEPTION OK

TX/RX NO	8151
CONNECTION TEL	
SUBADDRESS	
CONNECTION ID	M&I SECRETERIAL
ST. TIME	08/29 07:31
USAGE T	00'46
PGS.	2
RESULT	OK

Remgro
Limited
(FORMERLY: REMBRANDT S.A. LIMITED)
CARPE DIEM OFFICE PARK, QUANTUM STREET, TECHNO PARK, STELLENBOSCH 7600 · P.O. BOX 456, CAPE TOWN, 8000
TELEPHONE: (021) 888 3300 · TELEFAX: (021) 888 3390

TO:	**SECURITIES AND EXCHANGE COMMISSION** **DIVISION OF CORPORATE FINANCE** **WASHINGTON D.C. 20549, U S A**
FAX NO:	**091 (202) 942 9626 or** **091 (202) 942 9627**
FROM:	**MARIZA LUBBE (MRS)** **REMGRO LIMITED** **SOUTH AFRICA**
DATE:	**29 AUGUST 2002**
RE:	**REMGRO LIMITED**

02 AUG 29 AM 11:03

Remgro
Limited
(FORMERLY: REMBRANDT S.A. LIMITED)
CARPE DIEM OFFICE PARK, QUANTUM STREET, TECHNO PARK, STELLENBOSCH 7600 · P.O. BOX 456, CAPE TOWN, 8000
TELEPHONE: (021) 888 3300 · TELEFAX: (021) 888 3399

29 August 2002

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
United States of America

RE: REMGRO LIMITED (FILE NO 82-5106) – RULE 12g3-2(b)

Ladies and Gentlemen

In connection with Remgro Limited's (the "Company's") exemption pursuant to rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we wish to formally notify you of the retirement of Mr Paul Jacobus Erasmus as director of the Company on 28 August 2002.

The current members of the Board of Directors are:-

Mr Johann P Rupert	Non-Executive Chairman
Mr M H Visser	Deputy Chairman and Chief Executive Officer
Wilhelm Emil Bührmann	
Pieter Eduard Beyers	
Denis Martin Falck	
George Douglas de Jager	
Jennifer Ann Preller	
Jan Willem Dreyer	
Theodore van Wyk	
Paul Kenneth Harris	
Edwin de la Harpe Hertzog (Dr)	
Eric Molobi	
Johannes Fredericus Mouton	
Frederick Robertson	
Pieter Gysbert Steyn	

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at telephone number (2721) 888 3311 or Robert M Chilstrom of Skadden, Arps, Slate, Meagher & Flom LLP in New York at 212-735-2588 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Mr Chilstrom at Skadden, Arps, Slate, Meagher & Flom LLP at 4 Times Square, New York, NY, 10036-6522.

Very truly yours

Mariza Lubbe (Mrs)
Company Secretary

cc: Mr Robert M. Chilstrom
Ms Figen Inal
Ms Sophie Kozuch

****
*** RX REPORT ***
****

RECEPTION OK

TX/RX NO	8152
CONNECTION TEL	
SUBADDRESS	
CONNECTION ID	M&I SECRETERIAL
ST. TIME	08/29 07:58
USAGE T	00'47
PGS.	2
RESULT	OK